Exhibit 5.1

June 7, 2016
Universal Health Realty Income Trust	Norton Rose Fulbright US LLP 666 Fifth Avenue, 31st Floor New York, New York 10103-3198 United States
Universal Corporate Center 367 South Gulph Road King of Prussia, PA 19406	Tel +1 212 318 3000 Fax +1 212 318 3400 nortonrosefulbright.com

Re:	Registration Statement on Form S-8

Ladies and Gentlemen:

We refer to the Registration Statement on Form S-8 (the “Registration Statement”), to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), by Universal Health Realty Income Trust (the “Trust”), relating to 50,000 shares of beneficial interest, $.01 par value per share, of the Trust (the “Shares”), which may be issued pursuant to the Universal Health Realty Income Trust Amended and Restated 2007 Restricted Stock Plan (the “Plan”).

As counsel for the Trust, we have examined the Plan and such Trust records, other documents, and such questions of law as we have considered necessary or appropriate for the purposes of this opinion and, upon the basis of such examination, advise you that in our opinion, upon approval by the shareholders of the Trust, all necessary proceedings by the Trust have been duly taken to authorize the issuance of the Shares pursuant to the Plan and that the Shares being registered pursuant to the Registration Statement, when issued under the Plan in accordance with its terms, will be duly authorized, validly issued, fully paid and nonassessable.

We hereby consent to the use of this opinion as a part of the Registration Statement. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Act.

Very truly yours,

/s/ Norton Rose Fulbright US LLP

Norton Rose Fulbright US LLP